UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For 17 November 2010
Harmony Gold Mining Company
Limited
Randfontein Office Park
Corner Main Reef Road and Ward Avenue
Randfontein, 1759
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X        Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes              No X

Harmony Gold Mining Company Ltd
Incorporated in the Republic of South Africa
Registration number: 1950/038232/06
Share code: HAR
ISIN: ZAE000015228

DEALING IN SECURITIES BY DIRECTORS AND COMPANY SECRETARY

Dealing in securities by directors and company secretary of
Harmony Gold Mining Company Limited (“the Company”).

In compliance with paragraphs 3.63 to 3.74 of the Listings
Requirements of the JSE Limited (“Listings Requirements”),
the following information is disclosed:

1.        Name of director:
GP Briggs (Chief
Executive Officer)

Company: Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years. Restricted Shares
and Matching Performance
Shares are granted as a
once-off award.
Date: 15 November 2010

Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted

Shares and Matching
Performance Shares

Strike price:
R84,81

Number of Share Appreciation
Rights allocated:
13,939

Number of Performance Shares
allocated:
72,727

Number of Restricted Shares:                     48,485

Number of Matching
Performance Shares:
9,697

Nature and extent of
director’s Interest:
Direct beneficial

2.        Name of director:
HO Meyer (Financial
Director)

Company: Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years. Restricted Shares
and Matching Performance
Shares are granted as a
once-off award.
Date: 15 November 2010

Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares

Strike price:
R84,81

Number of Share Appreciation
Rights allocated:
7,051
Number of Performance Shares
allocated:
22,993

Number of Restricted Shares:                      24,525

Number of Matching
Performance Shares:
4,905

Nature and extent of
director’s Interest:
Direct beneficial

3. Name of director:
HE Mashego (Executive
Director)

Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years. Restricted Shares
and Matching Performance
Shares are granted as a
once-off award.

Date: 15 November 2010

Class of securities:
Share Appreciation
Rights, Performance
Shares, Restricted
Shares and Matching
Performance Shares

Strike price:
R84,81

Number of Share Appreciation
Rights allocated:
6,400
Number of Performance Shares
allocated:
20,870

Number of Restricted Shares:                     22,262

Number of Matching
Performance Shares:
4,452

Nature and extent of
director’s Interest:
Direct beneficial

4.
Name of Company Secretary: NY Maluleke

Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Off market Grant of
Share Appreciation
Rights and Performance
Shares.
Periods of vesting:
Share Appreciation
Rights vest in equal
thirds on the third,
fourth and fifth
anniversary of the
allocation. Performance
shares vest after three
years.

Date:
15 November 2010

Class of securities:
Share Appreciation
Rights and Performance
Shares.

Strike price:
R84,81

Number of Share Appreciation
Rights allocated:
2,339
Number of Performance Shares
allocated:
2,441

Nature and extent of
director’s Interest:
Direct beneficial

The performance shares allocated to directors on 15
November 2007 vested in line with the provisions of the
Harmony 2006 Share Plan and in terms of the rules of the
Harmony 2006 Share Plan the performance shares had to be
sold upon vesting.

1.
Name of director: GP Briggs

Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Vesting and on market
sale of Performance
Shares

Date:
15 November 2010

Class of securities:
Ordinary Shares

Selling price per share: R84,81

Number of Performance Shares
vesting:
26,682

Nature and extent of
director’s Interest:
Direct beneficial

2.
Name of director: HE Mashego

Company:
Harmony Gold Mining
Company Limited
Nature of transaction:
Vesting and on market
sale of Performance
Shares

Date:
15 November 2010

Class of securities:
Ordinary Shares

Selling price per share:
R84,81

Number of Performance Shares
vesting:
10,059

Nature and extent of
director’s Interest:
Direct beneficial

Prior clearance was obtained in respect of all of the above
dealings by the directors.

Johannesburg, South Africa
17 November 2010

Sponsor:
J.P. Morgan Equities Limited

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: November 17, 2010
Harmony Gold Mining Company Limited
By: /s/
Hannes Meyer
Name:
Hannes Meyer
Title: Financial Director